UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1999



                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                        For the transition period from to
                           Commission File No. 2-70746



                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN

                            (Full title of the Plan)



                       Central and South West Corporation
             1616 Woodall Rodgers Freeway, Dallas, Texas 75202-1234


     (Name and address of the issuer of the securities held pursuant to the
                                     Plan.)

                               ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Central and South West System
Benefits Advisory Committee:

We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan ( "the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1999. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and 1998, and the changes in its net assets available for benefits for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Dallas, Texas
June 28, 2000

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                AS OF DECEMBER 31
                                   (Thousands)



                                                      1999             1998
                                                  -----------      -----------
Assets

Investments (See Note 4 )                         $  752,829       $  731,457

Receivables:
     Employer contributions                              520              539
     Participant contributions                         1,003            1,031
     Accrued income                                    1,015            4,584
                                                  -----------      -----------
     Total receivables                                 2,538            6,154
                                                  -----------      -----------
   Total Assets                                      755,367          737,611
                                                  -----------      -----------

Liabilities

     Accounts payable                                  1,889                -
     Accrued expenses                                    287              515
                                                  -----------      -----------
   Total Liabilities                                   2,176              515
                                                  -----------      -----------

Net assets available for benefits                 $  753,191       $  737,096
                                                  ===========      ===========




   The accompanying notes are an integral part of these financial statements.

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEARS ENDED DECEMBER 31
                                   (Thousands)



                                                   1999            1998          1997
                                                 ---------      ---------     ---------

Additions:
Investment Income

Net (depreciation)/appreciation in fair value
  of investments*                                $(20,748)      $   9,964     $  29,820
Net realized (loss)/gain on sale of investments*   (1,803)         10,941        (3,659)
Net realized loss on common stock*                   (576)           (108)         (380)
Interest                                           11,889          10,839         7,537
Interest on loans                                   2,636           2,780         2,740
Dividends                                          38,399          42,496        38,748
Less:  Administrative and investment expenses
  (See Note 2)                                     (1,046)         (1,416)       (1,138)
                                                 ---------      ---------     ---------
   Net investment income                           28,751          75,496        73,668
                                                 ---------      ---------     ---------

Contributions
Employers                                          14,923          14,676        10,890
Participants                                       29,101          28,866        23,313
                                                 ---------      ---------     ---------
   Total contributions                             44,024          43,542        34,203
                                                 ---------      ---------     ---------
   Total additions                                 72,775         119,038       107,871
                                                 ---------      ---------     ---------

Deductions:
Benefits distributed to participants               56,680          50,362        40,929
                                                 ---------      ---------     ---------
   Total deductions                                56,680          50,362        40,929
                                                 ---------      ---------     ---------

Net increase                                       16,095          68,676        66,942

Net assets available for benefits:
   Beginning of year                               737,096        668,420       601,478
                                                 ---------      ---------     ---------
   End of year                                   $ 753,191      $ 737,096     $ 668,420
                                                 =========      =========     =========


*  See Note 4




   The accompanying notes are an integral part of these financial statements.

                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

   The Central and South West Corporation (CSW or the Corporation) Employees' Thrift Plan (Thrift Plan), a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the Plan), effective July 1, 1997. The following Central and South West System companies are participating employers in the Plan as of December 31, 1999:

        Central Power and Light Company (CPL)
        Public Service Company of Oklahoma (PSO)
        Southwestern  Electric Power Company (SWEPCO)
        West Texas Utilities Company (WTU)
        Central and South West Services, Inc. (CSWS)
        Central and South West Energy (CSWE)
        CSW Energy Services, Inc.
        C3 Communications, Inc.
        EnerShopSM Inc.

   The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

                                 Administration

   The Plan is administered by the Corporation's plan administrator as directed by the Benefits Advisory Committee. The Benefits Advisory Committee consists of the Director, Total Compensation; Director, HR Operations; Vice President, Human Resources; Manager, Benefits Service Center; Manager, Plan Design; and other persons the Chief Executive Officer of the Corporation may appoint. The Plan assets are managed by the Investment Policy Committee and the Investment Committee. The Investment Policy Committee is comprised of the Chairman and Chief Executive Officer; President and Chief Operating Officer; Executive Vice President and General Counsel; Executive Vice President and Chief Financial Officer; Vice President, Customer Relations and Corporate Development; Senior Vice President, Electric Operations; and Senior Vice President, External Affairs. The Investment Committee is comprised of the Senior Vice President and Chief Financial Officer; Treasurer; Controller; Vice President, Customer Relations and Corporate Development; Vice President, Associate General Counsel and Corporate Secretary; Vice President, Human Resources; and Director of Trusts and Investments of the Corporation. No member of these Committees may receive compensation for their services in that capacity.

   The Plan assets are held in a tax exempt trust at Mellon Trust. Mellon Trust serves as trustee for the Plan.

                                  Participation

   Any full-time employee of the participating employers is eligible to become a voluntary participant once they have completed 1 hour of service. Any part-time employee is eligible to become a voluntary participant once they have completed 1 year of service. At December 31, 1999 and 1998, there were 7,917 and 8,021 participants in the Plan, respectively.

                     Participant and Employer Contributions

   Generally, eligible employees electing to participate in the Plan may make contributions in 1% increments up to 15% of their salary. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution for each payroll period, but only to the extent that the participant's contributions do not exceed 6% of the participant's compensation, subject to certain limitations. All contributions are participant directed. Participants can elect to place their deposits and employer contributions into the Fixed Income Fund, CSW Corporation Stock Fund, Asset Allocation Fund, Capital Appreciation Fund, or Growth and Income Fund. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis.

   Forfeiture of the employer contributions resulting from termination of participation in the Plan without a fully vested interest are used by the employers to reduce their future contributions. Forfeitures are reinstated if the participant is re-employed by a participating employer and returns to the Plan within five years. The forfeitures for the years ended December 31, 1999, 1998, and 1997 were $380,746, $244,904, and $60,586, respectively.

   Net contributions  made to the Plan by the employers and the participants for
the  years  ended  December  31,  1999,  1998,  and  1997,  were   approximately
$44,024,000, $43,542,000, and $34,203,000, respectively.

                              Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                     Vesting

   Participants are immediately vested in their own contributions, both pre-tax and after-tax, plus any actual earnings attributable to those contributions. Vesting in the employer matching contributions and the respective investment earnings results when one of the following events occurs: (i) completion of five years of service with a participating employer; (ii) termination of employment after reaching age 55; (iii) disability; or (iv) death.

                          Distributions and Withdrawals

   A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution (i) in the case of a participant who had completed five years of service, the entire balance of the participant's account; or (ii) in the case of a participant who has not fulfilled this requirement, only the balance of the Plan account attributable to the participant's own contributions and the earnings attributable to those contributions.

   A  participant   may  make   withdrawals  at  any  time  from  any  remaining
contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarially determined annuity
payment,   or  by  rolling  the  funds  into  another   qualified  plan  of  the
participant's choice. Employer contributions credited to a participating employee's account and the respective earnings may not be withdrawn by or paid to the employee except upon termination as described above or unless the employee has attained the age of 59 1/2.

                                 Plan Amendments

   The Plan was restated effective July 1, 1997. The restated Plan Document incorporates all prior amendments as well as the following enhancements: (i) The name of the plan was changed from Thrift Plus to The Central and South West Corporation Retirement Savings Plan. (ii) A full-time employee of a participating employer becomes eligible to participate after completing one hour of service instead of one year of service. The minimum age eligibility requirement was eliminated. (iii) A participant may now contribute up to 15% of his/her total compensation on a pre-tax or after-tax basis, instead of 12%. (iv) The employer will now contribute matching contributions of 75% of elective deferrals up to the first 6% of total compensation contributed by any participant, instead of 50% of base pay for participants with less than twenty years of service and 75% for those participants with twenty or more years of service. Total compensation is now defined as the sum of: base pay, overtime, commissions, bonuses, awards and shift differential.

                                Participant Loans

   Participants may borrow from their account balances a minimum of $500 to a maximum equal to the lesser of (1) 50% of a participant's vested account balance or (2) $50,000. Each loan to a participant is evidenced by a written promissory note held by the Plan.

   Loans to participants are taken from their contributions by an account hierarchy that has been established to provide the employee with the most beneficial tax treatment and are taken from the investment funds in proportion to the existing fund balances at the time of the request. Repayment terms vary from one to five years for general purpose loans and one to fifteen years for home loans. The interest rate for loans is set periodically by the Corporation and is fixed for the term of the loan. The average rates in 1999, 1998, and 1997 were 8.875%, 9.4375% and 9.4375% respectively. Payments of principal and interest are credited to each investment fund based on the employee's investment election at the time of repayment.


(2) SUMMARY OF ACCOUNTING POLICIES

                               Basis of Accounting

   These financial statements are prepared on the accrual basis of accounting. The Corporation, as plan sponsor, has adopted SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters". All financial statements and footnote disclosures have been reclassified or modified to reflect this change.

                                Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade date basis.

                                 Stock Purchases

   Shares of CSW Corporation stock for the Plan are purchased in the open market, by matching purchases and sales directed by two or more of the Plan participants (or their beneficiaries) or otherwise, as the Plan trustee, Mellon Bank, may determine. The trustee, at its discretion, may time the execution of purchase orders for the purpose of limiting or spreading daily volume of purchases, as it shall deem in the best interest of the participants.

                                    Expenses

     The administrative expenses and trustee fees are paid by the Plan and not by the participating employers. In 1999, 1998, and 1997, these expenses were $1,046,000, $1,416,000, and $1,138,000, respectively.

                           Related-Party Transactions

     Certain Plan investments are shares of the EB Temporary Investment Fund managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and therefore, these transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $189,000, $69,000 and $101,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                                 Holding Account

     To expedite processing in the daily valuation environment, a holding account was established within the Plan to facilitate the daily transfer activity associated with the Plan such as contributions, distributions, and forfeitures.

     At December 31, 1999 and 1998 there was approximately $1,950,000 and $1,993,000, respectively, in the account which represents the following items:

                                                             December 31,
                                                      1999                1998
                                                      ----                ----
Outstanding participant distributions             $  265,000          $ 825,000
Short term earnings on the account                   709,000            663,000
Forfeitures not yet used to offset contributions     780,000            401,000
Other miscellaneous items                            196,000            104,000
                                                   ----------         ----------
                                                  $1,950,000         $1,993,000
                                                   ==========         ==========

     There were no contributions remaining in the holding account at December 31, 1999 and 1998 that had not been applied to participants' balances.

                              Federal Income Taxes

     The Internal Revenue Service has determined and informed the Corporation by a letter dated August 17, 1999, that the Retirement Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



(3) TERMINATION OF PARTICIPATING EMPLOYERS

   Effective December 31, 1998, C3 Communications, Inc. terminated its partnership with ChoiceCom, a participating employer, and ICG Communications, Inc. purchased ChoiceCom's local business. Active participation in the Plan ended on this date for all plan participants employed by ChoiceCom. On that date, all participants employed by ChoiceCom became 100% vested in their balances. Former ChoiceCom employees will be able to leave their current balances in the Plan if they so desire; however, they will no longer be allowed to make any future contributions to the Plan. The Plan sponsor does not anticipate any adverse or material effects to the Plan due to the termination of this partnership.

(4) INVESTMENTS

   The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows (in thousands):


     1999:
          Central and South West Corporation Common Stock         $175,648
          Fixed Income Fund - LaSalle  Income Plus Fund             93,235
          Capital Appreciation Fund - Harbor Fund                   57,467
          Capital Appreciation Fund - Twentieth Century
            Investors Ultra Fund                                    64,251
          Capital Appreciation Fund - Janus Fund                    57,645
          Growth and Income Fund - Waddell & Reed United
            Income Fund                                             47,401
          Growth and Income Fund - ICAP Funds Equity
            Portfolio                                               43,915




     1998:
          Central and South West Corporation Common Stock         $226,716
          Fixed Income Fund - LaSalle  Income Plus Fund             85,532
          Fixed Income Fund - USA Treasury Note                     45,442
          Capital Appreciation Fund - Janus Fund                    36,071
          Capital Appreciation Fund - Twentieth Century
            Investors Ultra Fund                                    44,745
          Growth and Income Fund - American Mutual Fund             42,420
          Growth and Income Fund - Waddell & Reed United
            Income Fund                                             40,626
          Growth and Income Fund - Windsor II Fund                  37,293


     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($23,127,249), $20,797,991 and $25,780,477 as follows (in thousands):


                                              Year Ended December 31,
                                      1999             1998              1997
                                      ----             ----              ----

 Registered Investment Companies   $ 42,586         $ 17,525          $ 11,510
   Central and Southwest
     Corporation Common Stock       (63,117)           2,961            14,203
     U.S. Government Securities      (2,596)             311                68
                                    --------         --------          --------
                                   $(23,127)        $ 20,797           $25,781
                                    ========         ========          ========


                             Risks and Uncertainties

       The Plan's invested assets consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                           December 31,
                                                    1999                 1998
                                                    ----                 ----
Net assets available for benefits,
   per the financial statements                   $753,191             $737,096

Amounts allocated to withdrawing participants       (1,796)              (1,139)
                                                 -----------         -----------
Net assets available for benefits,
       per the Form 5500                          $751,395             $735,957
                                                 ===========         ===========


   The following is a reconciliation of benefits distributed to participants per the financial statements to the Form 5500 (in thousands):

                                                       Year Ended December 31,
                                                     1999       1998      1997
                                                     ----       ----      ----
Benefits distributed per the financial statements  $56,680   $ 50,362  $ 40,929
Amounts allocated to withdrawing participants,
      at December 31                                 1,796      1,139     1,396
Amounts allocated to withdrawing participants,
      at December 31 (prior year)                   (1,139)    (1,396)   (1,427)
                                                    -------    -------   -------
Benefits paid to participants per the Form 5500    $57,337    $50,105   $40,898
                                                    =======    =======   =======


   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6) PLAN TERMINATION

   Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plan, participants will become 100 percent vested in their accounts.


(7) SUBSEQUENT EVENTS

                    Fidelity Investments Appointed as Trustee

   Effective  May 15,  2000,  Fidelity  Investments  was  appointed  Trustee and
Recordkeeper for the Plan. All Plan assets were transferred to Fidelity's custody as of that date. Some enhancements were made to the Plan in conjunction with the change to Fidelity. Participants are immediately vested in the employer's contributions made to their account. Therefore, there will be no additional forfeitures. In addition, participants who terminate their employment with the Corporation and have outstanding loans may elect the option of paying off the balance under the existing terms over the remaining life of the loan.


                                   AEP Merger

   On June 15, 2000, CSW and American Electric Power, Inc. (AEP) merged. The merger was a tax-free stock for stock transaction with AEP being the surviving corporation. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $3.50 per share, of CSW (other than shares owned by AEP and CSW) was converted into the right to receive 0.6 of a share of common stock, par value $6.50 per share, of AEP.

  The shares of CSW common stock in the Plan Stock Option will be replaced with AEP common stock at the same ratio of 0.6 shares. The value of the Corporation's common stock in the Plan would have been approximately $6.3 million less had the merger been consummated at December 31, 1999. The Plan sponsor does not anticipate any adverse or material effects to the Plan due to the merger. It is unknown at this time if the Plan will be terminated or merged with the AEP plan in the future.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707


  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE

         U.S. GOVERNMENT SECURITIES:


         FEDERAL HOME LOAN MTG CORP.          FEDERAL HOME LN BK CONS BDS ZEROCPN          $  18,858 $  19,137


         FEDERAL HOME LOAN MTG CORP MTG       FEDERAL HOME LN MTG CORP
                                              MATURITY DATE 5/15/2002, RATE 5.50%              4,913     4,880

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #B0-0455 DD 11/01/94
                                              MATURITY DATE 12/01/2003, RATE 9.00%               241       234

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #B0-0511 DD 05/01/98
                                              MATURITY DATE 05/01/2006, RATE 9.50%               157       155

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #B0-0623 DD 01/01/97
                                              MATURITY DATE 06/01/2006, RATE 9.00%               326       320

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #B0-0669 DD 01/01/98
                                              MATURITY DATE 08/01/2005, RATE 9.00%               861       845

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #E0-0016 DD 02/01/1991
                                              MATURITY DATE 02/01/2006, RATE 9.00%               339       329

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #G1-0011 DD 06/01/1991
                                              MATURITY DATE 02/01/2006, RATE 10.00%              297       290

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #G1-0453 DD 02/01/1996
                                              MATURITY DATE 06/01/2007, RATE 9.00%               295       285

         FEDERAL HOME LOAN MTG CORP MTG       GROUP #17-0128 DD 06/01/1985
                                              MATURITY DATE 06/01/2015, RATE 11.50%               51        50


                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707

  (a)                    (b)                                      (c)                                (d)       (e)
PARTY-IN-                                                                                           COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                           VALUE     VALUE

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF    GROUP #20-0100 DD 03/01/1992
                                                   MATURITY DATE 11/01/2005, RATE 9.50%         $     715  $    699

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF    GROUP #20-0112 DD 07/01/1994
                                                   MATURITY DATE 11/01/2005, RATE 9.50%               230       219

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF    GROUP #38-0062 DD 11/01/1989
                                                   MATURITY DATE 11/01/2004, RATE 9.50%               301       294

         FEDERAL HOME LOAN MTG CORP MULTICLASS MTG GROUP #50-4019 DD 03/01/1996
                                                   MATURITY DATE 03/01/2006, RATE 9.00%               224       217

         FEDERAL HOME LOAN MTG CORP MULTICLASS MTG GROUP #50-4124 DD 07/01/1997
                                                   MATURITY DATE 04/01/2005, RATE 9.00%               231       224

         FEDERAL HOME LOAN MTG CORP MULTICLASS CTF GROUP #50-4132 DD 10/01/1997
                                                   MATURITY DATE 07/01/2006, RATE 9.00%               557       538

         FEDERAL HOME LOAN MTG CORP MTG            GROUP #54-6107 DD 03/01/1990
                                                   MATURITY DATE 01/01/2016, RATE 11.25%              107       103

         FEDERAL HOME LOAN MTG CORP MTG            GROUP #55-5287 DD 04/01/1996
                                                   MATURITY DATE 05/01/2011, RATE 9.75%               503       487

         FEDERAL NATL MTG ASSN GTD MTG PASS        POOL #0050412 DD 3/01/1991
         THRU CTF                                  MATURITY DATE 03/01/2006, RATE 9.00%               289       284

         FEDERAL NATL MTG ASSN GTD MTG PASS        POOL #0070722 DD 01/01/1991
         THRU CTF                                  MATURITY DATE 01/01/2006, RATE 9.00%               270       263

         FEDERAL NATL MTG ASSN GTD MTG PASS        POOL #0124253 DD 03/01/1992
         THRU CTF                                  MATURITY DATE 12/01/2006, RATE 9.50%               186       180

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE


         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0303262 DD 03/01/1995
         THRU CTF                             MATURITY DATE 05/01/2007, RATE 9.50%         $   1,926  $  1,869

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0313293 DD 12/01/1996
         THRU CTF                             MATURITY DATE 01/01/2012, RATE 6.50%             7,345     7,074

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0313430 DD 02/01/1997
         THRU CTF                             MATURITY DATE 03/01/2012, RATE 6.50%             2,170     2,090

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0313592 DD 06/01/1997
         THRU CTF                             MATURITY DATE 02/01/2001, RATE 11.00%              208       200

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0341615 DD 03/01/1996
         THRU CTF                             MATURITY DATE 03/01/2008, RATE 9.50%               543       532

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0362457 DD 10/01/1996
         THRU CTF                             MATURITY DATE 06/01/2002, RATE 8.5%                558       556

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0415828 DD 02/01/1998
         THRU CTF                             MATURITY DATE 12/01/2012, RATE 9.00%             1,161     1,149

         FEDERAL NATL MTG ASSN GTD MTG PASS   POOL #0426810 DD 04/01/1998
         THRU CTF                             MATURITY DATE 05/01/2005, RATE 9.00%             1,321     1,294

         FHA                                  PROJ #13-2741729 DLJ MTG DD 04/01/1997
                                              MATURITY DATE 01/25/2007, RATE 5.150%              348       348

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0040476 DD 04/01/1980
         THRU CTF                             MATURITY DATE 03/15/2010, RATE 11.50%               60        57


                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE


         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0057188 DD 05/01/1983
         THRU CTF                             MATURITY DATE 05/15/2013, RATE 11.50%        $      27  $     26

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0058631 DD 04/01/1983
         THRU CTF                             MATURITY DATE 03/15/2013, RATE 11.50%               37        35

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0061340 DD 02/01/1983
         THRU CTF                             MATURITY DATE 02/15/2013, RATE 11.50%              113       109

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0064555 DD 09/01/1983
         THRU CTF                             MATURITY DATE 09/15/2013, RATE 11.50%               19        18

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0071263 DD 07/01/1983
         THRU CTF                             MATURITY DATE 07/15/2013, RATE 11.50%               23        23

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0140158 DD 09/01/1985
         THRU CTF                             MATURITY DATE 09/15/2015, RATE 11.50%               17        16

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0144095 DD 11/01/1985
         THRU CTF                             MATURITY DATE 11/15/2015, RATE 11.50%                1         1

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0780306 DD 01/01/1996
         THRU CTF                             MATURITY DATE 11/15/2006, RATE 9.00%               247       241

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0780321 DD 02/01/1996
         THRU CTF                             MATURITY DATE 07/15/2007, RATE 9.50%             1,537     1,513

         GOVT NATL MTG ASSN MODIFIED PASS     POOL #0780328 DD 02/01/1996
         THRU CTF                             MATURITY DATE 10/15/2006, RATE 10.00%              254       242


                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707

  (a)                    (b)                                      (c)                               (d)       (e)
PARTY-IN-                                                                                          COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                          VALUE     VALUE


         F N M A GTD REMIC PASS THRU CTF           1994-51 CTF
                                                   MATURITY DATE 04/25/2018, RATE 5.750%        $     494  $    501

         F N M A GTD REMIC PASS THRU CTF           1997-M1 CTF
                                                   MATURITY DATE 01/17/2003, RATE 6.7831%           1,083     1,073

         F N M A GTD REMIC PASS THRU CTF           CTF93-199PE P/T
                                                   MATURITY DATE 07/25/2018, RATE 5.650%              565       567

         F N M A GTD REMIC PASS THRU CTF           1999-M3 P/T
                                                   MATURITY DATE 05/25/2008, RATE VAR               3,268     3,072

         FEDERAL HOME LOAN MTG CORP MULTICLASS CTF SERF31 D ZERO
                                                   MATURITY DATE 04/25/2024                         3,880     4,190

         FEDERAL HOME LOAN MTG CORP MULTICLASS CTF P/CF1615E 0.053
                                                   MATURITY DATE 08/15/2006, RATE 5.300%              345       365

         FEDERAL HOME LOAN MTG CORP MULTICLASS CTF P/C1697PG
                                                   MATURITY DATE 04/15/2006, RATE 5.800%            2,595     2,588

         FEDERAL HOME LOAN MTG CORP MULTICLASS CTF 2127 TD
                                                   MATURITY DATE 01/15/2011, RATE 6.000%            4,009     3,907

         FEDERAL NATL MTG ASSN GTD MTN             FLTG RT
                                                   MATURITY DATE 08/02/2000,                       19,986    19,998

         USA TREAS NTS                             MATURITY DATE 05/15/2004, RATE 5.25%            12,156    11,981
                                                                                                  --------  --------

                                                   TOTAL                                        $  96,247 $  95,668
                                                                                                  --------  --------

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                FIXED INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE



         COMMON/COLLECT TRUST FUNDS:


         LASALLE NATIONAL TRUST               INCOME PLUS FUND                             $  93,235 $  93,235
                                                                                             --------  --------

   *     MELLON BANK                          EB TEMPORARY INVESTMENT FUND, RATE 5.51%     $  16,900 $  16,900
                                                                                             --------  --------

                                              TOTAL                                        $ 110,135 $ 110,135
                                                                                             --------  --------


         TOTAL                                GENERAL INVESTMENTS                          $ 206,382 $ 205,803
                                                                                             ========  ========



 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              ASSET ALLOCATION FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707


  (a)                   (b)                                  (c)                          (d)      (e)
PARTY-IN-                                                                                COST    CURRENT
INTEREST         IDENTITY OF ISSUE                       DESCRIPTION                     VALUE    VALUE

         INTEREST IN REGISTERED
         INVESTMENT COMPANIES:
         WANGER ASSET MANAGEMENT, L.P.      ACORN FUND #5600008899                    $   3,449 $  3,986

         VENTURE ADVISORS                   DAVIS NEW YORK VENTURE FUND                   3,976    6,942

         THE VANGUARD GROUP                 VANGUARD S/T CORPORATE BOND FUND #9876566232 12,122   11,900

         AMERICAN FUNDS SERVICE COMPANY     EUROPACIFIC GROWTH FUND #59078586             3,816    6,522

         AMERICAN FUNDS SERVICE COMPANY     WASHINGTON MUTUAL FUND #58483115-01           5,913    6,210
                                                                                        -------- --------

         TOTAL                              GENERAL INVESTMENTS                       $  29,276 $ 35,560
                                                                                        ======== ========



 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             GROWTH AND INCOME FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707


   (a)                      (b)                                      (c)                         (d)        (e)
PARTY-IN-                                                                                        COST     CURRENT
INTEREST             IDENTITY OF ISSUE                           DESCRIPTION                    VALUE      VALUE

          INTEREST IN REGISTERED
          INVESTMENT COMPANIES:
          ICAP FUNDS, INC                         EQUITY PORTFOLIO                           $   41,809 $   43,915

          WADDELL & REED                          UNITED INCOME FUND #21281167-621               39,775     47,401

          THE VANGUARD GROUP                      WINDSOR II FUND #9846629536                    35,141     29,385
                                                                                               --------- ----------

          TOTAL                                   GENERAL INVESTMENTS                        $  116,725 $  120,701
                                                                                               ========= ==========



 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            CAPITAL APPRECIATION FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707


   (a)                     (b)                                       (c)                         (d)        (e)
PARTY-IN-                                                                                        COST     CURRENT
INTEREST            IDENTITY OF ISSUE                            DESCRIPTION                    VALUE      VALUE

          INTEREST IN REGISTERED
          INVESTMENT COMPANIES:
          THE JANUS FUND                         JANUS FUND #42-200208624-0                   $  34,915 $   57,645

          HARBOR FUND                            CAPITAL APPRECIATION FUND                       49,173     57,467

          TWENTIETH CENTURY INVESTORS            TWENTIETH CENTURY INVESTORS ULTRA #22001330733  49,777     64,251
                                                                                               ---------  ---------

          TOTAL                                  GENERAL INVESTMENTS                          $ 133,865 $  179,363
                                                                                               =========  =========



 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           CSW CORPORATION STOCK FUND
                             AS OF DECEMBER 31, 1999
                (in thousands except share and par value amounts)
                                 EIN: 51-0007707

  (a)                   (b)                                 (c)                        (d)       (e)
PARTY-IN-                                                                             COST     CURRENT
INTEREST         IDENTITY OF ISSUE                      DESCRIPTION                   VALUE     VALUE

         COMMON STOCK:
   *     CENTRAL & SOUTH WEST CORPORATION  8,782,402 SHARES COMMON STOCK,           $191,385 $ 175,648
                                           $3.50 PAR VALUE

   *     MELLON BANK                       EB TEMPORARY INVESTMENT FUND, RATE 5.51%    6,305     6,305
                                                                                     --------  --------

         TOTAL                             GENERAL INVESTMENTS                      $197,690 $ 181,953
                                                                                     ========  ========




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                       RETIREMENT SAVINGS PLAN, PLAN #002
      SCHEDULE H Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    LOAN FUND
                             AS OF DECEMBER 31, 1999
                                 (in thousands)
                                 EIN: 51-0007707



  (a)                  (b)                                   (c)                         (d)         (e)
PARTY-IN-                                                                               COST       CURRENT
INTEREST        IDENTITY OF ISSUE                        DESCRIPTION                    VALUE       VALUE


   *    PARTICIPANT LOANS                 LOANS TO PARTICIPANTS, INTEREST RATES ON
                                          OUTSTANDING LOANS RANGE FROM 7%-11%.       $        - $    29,449
                                                                                      ----------  ----------
        TOTAL                             GENERAL INVESTMENTS                        $        - $    29,449
                                                                                      ==========  ==========



                                          TOTAL OF RETIREMENT SAVINGS PLAN ASSETS HELD
                                          FOR INVESTMENT PURPOSES:                   $  683,938 $   752,829
                                                                                      ==========  ==========




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN
            SCHEDULE H LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                             AS OF DECEMBER 31, 1999
                                 EIN: 51-0007707



                 (a)(b)                   (c)         (d)        (e)          (f)          (g)              (h)             (i)
       Description of asset and                                                                        Current value
      Identity of party involved                                            Expense                     of asset on
      (include interest rate and        Purchase    Selling     Lease    incurred with     Cost          transaction      Net gain
      maturity in case of a loan)        Price       Price      Rental    transaction    of asset           date          or (loss)
 -------------------------------------  ---------   --------   --------    ----------   ----------     -------------      ---------


          HOLDING ACCOUNT
          EB Temporary Investment Fund
             (114) Transactions         39,000,523                 -          -         39,000,523       39,000,523           -
             (138) Transactions                     39,050,016     -          -         39,050,016       39,050,016           -








This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at January 1, 1999, as required by the Department of Labor Rules and Regulations for reporting and disclosure.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                         CENTRAL AND SOUTH WEST CORPORATION
                                              RETIREMENT SAVINGS PLAN
                                                    (Name of Plan)





                                         By:  /s/  Wendy Hargus
                                                     Treasurer
                                         Central and South West Corporation
                                                 Assistant Treasurer
                                             American Electric Power, Inc.

Date:  June 28, 2000

                                INDEX TO EXHIBIT




     EXHIBIT                                                   TRANSMISSION
     NUMBER                   DESCRIPTION                      METHOD
     ------                   -----------                      ------

        1                     CONSENT OF INDEPENDENT           ELECTRONIC
                              PUBLIC ACCOUNTANTS
                              (ARTHUR ANDERSEN LLP)
                               DALLAS, TEXAS)